May 28, 2025

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Emily Rowland, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Rowland:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to Alternative Asset Manager ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2025. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.
Please respond to all comments in a letter filed as correspondence on EDGAR at least five business days in advance of the effective date of the Registration Statement and email a courtesy copy of the letter with a redline of the filing to the Staff examiner. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Registration Statement, such comment is applicable to similar disclosures appearing elsewhere in the Registration Statement.

Response 1.	We respectfully acknowledge your comment.

PROSPECTUS

Comment 2.	Please provide the fee table and expense example information prior to the effectiveness of the Fund’s registration statement.

Response 2.	The “Fund Fees and Expenses” table and expense example information for the Fund are attached hereto as Exhibit A.

Comment 3.	Please explain why the introduction in the “Expense Example” section states that the example incorporates the fee waivers and/or expense reimbursement arrangement for only the first year.

Response 3.	The introduction in the “Expense Example” section has been revised to delete the reference to the incorporation of fee waivers and/or expense reimbursement arrangement for only the first year.

Comment 4.
Please revise the “Principal Investment Strategies” section to elaborate on the index methodology consistent with the MarketVector Index Guide (the “Index Guide”). Where the Prospectus states that the Alternative Asset Managers Index (the “Index”) “is composed of equity securities of companies involved in alternative asset investing,” consider explaining further consistent with the language in the Index Guide.

Response 4.	The disclosure has been revised accordingly.

Comment 5.
The last sentence of the first paragraph in the “Principal Investment Strategies” section states that, “[t]o be initially eligible to for inclusion in the Alternative Asset Managers Index, companies must derive at least 75% of their revenue or operating assets from alternative asset investing.” Please also reference the 50% test applicable to current Index components in the Index Guide in explaining the Fund’s investment strategies.

Response 5.
We respectfully acknowledge your comment and note that the revenue and operating asset thresholds applicable to current Index components for Index inclusion have been incorporated into the section entitled “MarketVector Alternative Asset Managers Index,” consistent with the Trust's disclosure approach.

Comment 6.	Please add more disclosure regarding the Index methodology. Specifically, where the disclosure does not already do so, please include:
Index component selection criteria, explaining how Index components are included or excluded;
the capitalization range of the Index components;
the Index-weighting methodology; and
any discretion exercised by the Index provider.

Response 6.
We respectfully acknowledge your comment and note that additional disclosure regarding the Index methodology has been incorporated into the section entitled “MarketVector Alternative Asset Managers Index”.

Comment 7.	Please state clearly whether all the “equity securities of companies involved in alternative asset investing” that the Fund will invest in will be publicly traded.

Response 7.
The Fund's "Principal Investment Strategies" disclosure has been revised to clarify that, in order to be eligible for the Index, alternative asset management companies must be listed in the U.S., Canada or in developed Europe.

Comment 8.	If true, please note that most of the securities the Fund will invest in will be publicly traded in Canada or in developed Europe.

Response 8.	As noted above, the disclosure has been revised to state that, in order to be eligible for the Index, alternative asset management companies must be listed in the U.S., Canada or in developed Europe.

Comment 9.
Please disclose what role, if any, the Fund and its Adviser will play in the Index creation, constitution, and methodology development, whether the Adviser will have any ongoing involvement in the Index methodology or screening criteria, and whether the Adviser will be in possession of any non-public information regarding the Index methodology and screening criteria.

Response 9.
We hereby confirm that the Fund and its Adviser will not have any ongoing involvement in the Index methodology or screening criteria, and will not be in possession of any non-public information regarding the Index methodology and screening criteria.

Comment 10.	The Prospectus states that the Index is reconstituted semiannually and rebalanced quarterly. Please disclose when the Fund’s portfolio is adjusted following the Index reconstitution and rebalance.

Response 10.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 11.	Please disclose the specific strategy the Fund uses to track the Index? Will the Fund utilize a replication strategy?

Response 11.
We hereby confirm that the Fund will utilize a replication strategy and refer you to the following disclosure: “The Fund, using a “passive” or indexing investment approach, attempts to approximate the investment performance of the Alternative Asset Managers Index by investing in a portfolio of securities that generally tracks the Alternative Asset Managers Index.”

Comment 12.
In the risk disclosure entitled “Index Tracking Risk,” there is disclosure stating that, [t]he Fund may also need to rely on borrowings to meet redemptions, which may lead to increased expenses.” If borrowing is not a principal risk of the Fund, please delete this disclosure.

Response 12.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 13.	With respect to the “Index-Related Concentration Risk” disclosure, please revise the first sentence in the disclosure refer to “sector or sectors or industry or group of industries.”

Response 13.	The disclosure has been revised accordingly.

Comment 14.	Under the “Summary Information—Performance” section, please supplementally identify an appropriate broad-based securities market index against which the Fund will compare its performance.

Response 14.	Once the Fund has one calendar year of performance, the Fund intends to include the returns of the S&P 500® Index as the broad-based securities market index.

Comment 15.
The Fund states that it expects to distribute net investment income and net realized capital gains, if any, typically annually. The strategy discussion also does not suggest that the Fund's distributions should be characterized as return of capital.

If a material portion of the Fund's distributions is expected to constitute a return of capital, disclose this in the summary prospectus.  Also explain in the disclosure:

1) what return of capital is;

2) that return of capital should not be confused with the Fund’s “yield” or “income;”

3) a return of capital will reduce the amount of capital available for investment;

4) the federal income tax effects of a return of capital;

5) that capital will be returned after the payment of Fund fees and expenses; and

6) a cross reference to the more detailed discussion of the federal income tax treatment of return of capital elsewhere in the Prospectus.

Response 15.	The Adviser does not currently anticipate that a material portion of the Fund's distributions will constitute a return of capital.

Comment 16.
The section entitled “Additional Non-Principal Risks” includes disclosure regarding “Shareholder Risk.” Since the Fund does not redeem the shares of individual shareholders, please delete or revise this risk.

Response 16.	The referenced disclosure has been revised to refer to redemptions through Authorized Participants.

Comment 17.
In the “Management of the Fund” section, under the heading “Investment Adviser,” please disclose that the Adviser pays a licensing fee to the Index provider, and that the Fund has a sub-licensing agreement with the Adviser pursuant to which it pays a sub-licensing fee.

Response 17.	We respectfully acknowledge your comment; however, given that the Fund does not pay a sub-licensing fee, we believe the current disclosure is appropriate.

STATEMENT OF ADDITIONAL INFORMATION
Comment 18.
With respect to investment restriction number 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, the Statement of Additional Information states that “investment companies are not considered to be part of an industry.” The Staff notes that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response 18.
The Trust is not aware of a requirement to consider the concentration policy of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

PART C

Comment 19.	Please file as an exhibit each of the index licensing agreement and the sub-licensing agreement as an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response 19.
We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between Van Eck Associates Corporation, the Fund’s investment adviser, and the Index provider, falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Additionally, the Trust does not believe that the sub-Licensing Agreement between the Adviser and the Fund falls within the meaning of Item 28(h). Accordingly, the Trust has not included either of the Licensing Agreement or the Sub-Licensing Agreement as an exhibit to the Trust’s Registration Statement.

* * * * *

If you have any questions, please feel free to contact me at (212) 293-2018.

Very truly yours,

/s/ Laura I. Martinez
Laura I. Martinez
Vice President & Associate General Counsel
Van Eck Associates Corporation

Exhibit A

Fund Fees and Expenses

The following tables describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.40%
Other Expenses(a)(b)	0.00%
Total Annual Fund Operating Expenses(b)	0.40%
________________________

(a) “Other Expenses” are based on estimated amounts for the current fiscal year.
(b) Van Eck Associates Corporation (the “Adviser”) will pay all expenses of the Fund, except for the fee payment under the investment management agreement, acquired fund fees and expenses, interest expense, offering costs, trading expenses, taxes and extraordinary expenses. Notwithstanding the foregoing, the Adviser has agreed to pay the offering costs until at least February 1, 2027.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell or hold all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

YEAR	EXPENSES
1	$41
3	$128